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AUG 29 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36588

8-36558
JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SATURNA BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 NORTH STATE STREET
(No. and Street)

BELLINGHAM	WA	98225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES GIBSON (360) 734-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

2200 RIMLAND DRIVE #300	BELLINGHAM	WA	98225
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES GIBSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SATURNA BROKERAGE SERVICES, as of AUGUST 24, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public


STEPHANIE LOU ASHTON
COMMISSION EXPIRES
NOTARY
PUBLIC
11-14-2016
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplementary Schedules for

Saturna Brokerage Services, Inc.

(A wholly owned subsidiary of Saturna Capital Corporation)

June 30, 2016 and 2015

CONTENTS

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Saturna Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc. (the "Company") as of June 30, 2016 and 2015, and the related statements of operations and comprehensive loss, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturna Brokerage Services, Inc. as of June 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Saturna Brokerage Services, Inc.'s financial statements. The information in Schedule I is the responsibility of Saturna Brokerage Services, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Bellingham, Washington
August 24, 2016

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	June 30, 2016	June 30, 2015
Cash and cash equivalents	$ 1,112,414	$ 2,290,784
Investment securities, at fair value	1,404,369	1,351,988
Receivable from Saturna Capital	417,210	464,768
Deposit with clearing organization	100,000	100,000
Prepaid expenses	28,279	28,972
TOTAL ASSETS	$ 3,062,272	$ 4,236,512

LIABILITIES AND SHAREHOLDER'S EQUITY

	2016	2015
LIABILITIES		
Mutual fund distribution fees payable	$ 1,282,722	$ 1,726,138
Accounts payable and accrued expenses	38,359	45,773
Payable to Saturna Capital	18,200	18,432
Total current liabilities	1,339,281	1,790,343
SHAREHOLDER'S EQUITY		
Common stock, $10 par value, 100,000 shares authorized; issued and outstanding 70,500 and 70,500 shares at June 30, 2016 and 2015	705,000	705,000
Additional paid-in capital	5,964,716	5,964,716
Accumulated deficit	(4,974,089)	(4,233,632)
Accumulated other comprehensive income	27,364	10,085
Total shareholder's equity	1,722,991	2,446,169
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,062,272	$ 4,236,512

See accompanying notes.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended June 30,	
	2016	2015
REVENUES		
Mutual fund distribution fees	$ 6,775,532	$ 8,873,129
Brokerage commission fees	40,869	57,246
Dividend income	35,102	32,541
Other income	7,047	7,293
Total	6,858,550	8,970,209
EXPENSES		
Mutual fund distribution fees	7,374,125	9,102,743
Compensation expense	211,490	205,286
Market data and information services	3,722	2,530
Brokerage clearing and trading	224,128	159,535
General and administrative	89,768	84,869
Occupancy expenses	17,465	17,199
Professional services	31,512	27,795
Other	125	32
State and city taxes	28,119	27,470
Total	7,980,454	9,627,459
LOSS BEFORE INCOME TAXES	(1,121,904)	(657,250)
Tax benefit	381,447	223,465
NET LOSS	$ (740,457)	$ (433,785)
OTHER COMPREHENSIVE INCOME (LOSS):		
Unrealized gain (loss) on AFS securities arising during period	$ 17,279	$ (18,258)
COMPREHENSIVE LOSS	$ (723,178)	$ (452,043)

See accompanying notes.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
STATEMENTS OF SHAREHOLDER'S EQUITY

	Common Stock		Additional		Accumulated	Total
	Shares Outstanding	Amount	Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Shareholder's Equity
BALANCE, June 30, 2014	70,500	$ 705,000	$ 5,964,716	$ (3,799,847)	$ 28,343	$ 2,898,212
	-	-	-	-	-	-
Comprehensive loss:						
Net loss	-	-	-	(433,785)	-	(433,785)
Unrealized holding losses	-	-	-	-	(18,258)	(18,258)
BALANCE, June 30, 2015	70,500	$ 705,000	$ 5,964,716	$ (4,233,632)	$ 10,085	$ 2,446,169
Comprehensive loss:						
Net loss	-	-	-	(740,457)	-	(740,457)
Unrealized holding gains	-	-	-	-	17,279	17,279
BALANCE, June 30, 2016	70,500	$ 705,000	$ 5,964,716	$ (4,974,089)	$ 27,364	$ 1,722,991

See accompanying notes.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
STATEMENTS OF CASH FLOWS

	Years ended June 30,	
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (740,457)	$ (433,785)
Adjustment to reconcile net income to net cash provided by operating activities		
Reinvestment of dividend income	(35,102)	(32,541)
Changes in operating assets and liabilities		
Receivable from Saturna Capital	47,558	(108,811)
Other receivables	-	273
Prepaid expenses	693	(945)
Accounts payable and accrued expenses	(450,830)	(66,832)
Payable to Saturna Capital	(232)	989
Net cash flows from operating activities	(1,178,370)	(641,652)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,178,370)	(641,652)
CASH AND CASH EQUIVALENTS, beginning of year	2,290,784	2,932,436
CASH AND CASH EQUIVALENTS, end of year	$ 1,112,414	$ 2,290,784

See accompanying notes.

Note 1 – Summary of Significant Accounting Policies

Organization – Saturna Brokerage Services, Inc. (the "Company" or "SBS") was organized under the laws of the state of Washington on September 2, 1986 as a broker-dealer. The Company is a wholly owned subsidiary of Saturna Capital Corporation ("Saturna").

Basis of presentation – The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the amounts of revenues and expenses reported during the period under review. Actual results could differ from those estimates.

Cash and cash equivalents – For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Saturna Brokerage Services maintains an account with one financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Balances in the Company bank account exceeded the federal insurance limits; however, Saturna Brokerage Services has not experienced any losses with respect to its bank balances in excess of government-provided insurance, and management believes that the Company is not vulnerable to excessive risk on its cash balances.

Investment securities – Saturna Brokerage Services holds investments in securities classified as available-for-sale and reported at fair value in accordance with FASB ASC 320, *Investments – Debt and Equity Securities*. Unrealized gains and losses on these investments are included in accumulated other comprehensive income until realized.

FASB ASC 820 *Fair Value Measurement* establishes a three-level hierarchy of fair value measurement. Level 1 includes assets that have an active market providing an objective, quoted value for each unit. Level 2 assets are those where there is no active market in the same assets, but where there are parallel markets or other means for estimating fair value using observable information. Level 3 fair values refer to valuations based on data that is unavailable to parties outside the entity. The fair value hierarchy places the highest priority on unadjusted quoted prices in active markets for identical assets (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Investments consist of equity and fixed income mutual funds managed by an affiliate and are classified as Level 1 securities.

Note 1 – Summary of Significant Accounting Policies (continued)

Saturna Brokerage Services periodically assesses its investment portfolios for impairment of individual available-for-sale securities. An impairment occurs if the fair value of the investment falls below its cost basis, and an other-than-temporary impairment of a security occurs when there has been a significant or prolonged decline in fair value below original cost. Saturna Brokerage Services exercises judgment in determining what is significant or prolonged by evaluating, among other factors, whether the decline is outside the normal range of volatility in the price of the asset. Saturna Brokerage Services recognizes other-than-temporary impairments in earnings if the Company intends to sell the security; it is more likely than not that the Company will be required to sell the security before the impairment is recovered; or the Company does not expect to recover its amortized cost basis.

Receivables - Receivables of the Company consist primarily of amounts due from: (1) affiliated mutual funds resulting from mutual fund distribution services and (2) the parent company resulting from the two companies' expense-sharing arrangement. Based on the Company's history of collecting on those receivables, management has decided not to establish a reserve for uncollectible receivables.

Revenue recognition – Saturna Brokerage Services records nearly all of its revenues from providing mutual fund distribution services to two affiliated mutual fund trusts. Mutual fund distribution fees are computed based on 12-month daily net assets and recorded as revenue on a monthly basis.

Income taxes – Saturna Brokerage Services files a consolidated federal income tax return with Saturna Capital Corporation. For financial statement purposes, income tax expense (benefit) is calculated as if SBS filed a separate return.

Management has analyzed the Company's position taken on federal income tax returns for all open tax years (2013-2015) and has concluded that no additional adjustments are required in the Company's financial statements.

Advertising costs – Saturna Brokerage Services expenses advertising and marketing costs when incurred.

12b-1-plan distribution – Saturna Brokerage Services, as underwriter for Amana Mutual Funds Trust (the "Amana" funds or "AMFT") and at no profit to itself, receives up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses.

Note 1 – Summary of Significant Accounting Policies (continued)

For the 2016 and 2015 fiscal years, Saturna Brokerage Services received $6,351,613 and $8,414,408, respectively, from AMFT. In addition, SBS recognized 12b-1 expense of $8,945,126 and $12,125,926, respectively, in distributing the Amana mutual funds, of which the portion in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding. Distribution expenses exceed revenues primarily because mutual fund distribution platforms used by Amana charge up to 0.40% of Amana's daily net assets. In addition to 12b-1 distribution fees, SBS recognized expense of $621,425 and $240,838 in its 2016 and 2015 fiscal years, respectively, for distributing Amana mutual funds' institutional shares.

Saturna Brokerage Services also conducts underwriting services for the nine mutual funds in Saturna Investment Trust under a separate Rule 12b-1 plan. Under that plan, SBS recorded income of $423,919 and $458,721, respectively, in the years ended June 30, 2016 and 2015. A total of $393,417 and $443,279 was expensed for distributing the funds under the 12b-1 plan in the respective periods. Marketing and other expenses related to distributing the funds are recorded on the books of Saturna Capital; the portion of 12b-1 distribution expenses in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding.

Note 2 – Investment Securities

Investment securities held by Saturna Brokerage Services, which consist of investments in affiliated mutual funds, have been classified as available-for-sale according to management's intent. The fair value of these investments, and their amortized cost basis, as of June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
Amortized cost basis	$ 1,377,005	$ 1,341,903
Gross unrealized gains	27,364	10,085
Fair value	$ 1,404,369	$ 1,351,988

There was one security in an unrealized loss position for more than 12 months at June 30, 2016 and 2015.

Note 3 – Net Capital Requirements

Saturna Brokerage Services is subject to the U.S. Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital to ensure that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2016 and 2015, SBS' net capital of $1,139,266 and $1,818,806 was $1,049,981 and $1,699,450 in excess of its minimum net capital required, respectively. The ratio of SBS' aggregate indebtedness to net capital was 1.1756 to 1 and 0.9844 to 1 at June 30, 2016 and 2015, respectively.

Note 4 – Transactions with Affiliated Persons

SBS is a wholly owned subsidiary of Saturna Capital Corporation. Due to his common stock ownership, the chairman of the board of Saturna Capital is deemed to be its controlling person. The chairman of Saturna Capital is also chairman and president of Saturna Trust Company; a director of Saturna Sdn. Bhd. (Malaysia); chairman and president of Saturna Environmental Corporation; and a trustee, president and fund shareowner of both Amana Mutual Funds Trust and Saturna Investment Trust. The president of Saturna Capital is the chairman's daughter, and is a director of Saturna Capital, SBS, Saturna Trust Company and Saturna Environmental Corporation.

Among other customers, SBS provides brokerage execution services to private accounts and mutual funds managed by its parent, Saturna Capital Corporation. Effective January 1, 2005, SBS executes transactions for these managed accounts for no commission. This negatively impacts SBS, since it still must pay clearing and other charges for these transactions.

SBS shares its principal offices with Saturna, and all employees of SBS are employees of Saturna. The companies maintain an expense-sharing agreement for services provided by Saturna personnel on behalf of SBS. Shared expenses charged to SBS were $220,185 and $212,171 in 2016 and 2015, respectively, and related primarily to compensation of employees and other general and administrative costs.

Note 5 – Provision for Income Taxes

No deferred tax assets or liabilities were recorded at June 30, 2016 and 2015, as there were no material temporary differences between the carrying amounts and tax bases of other assets and liabilities. SBS records a receivable from Saturna Capital for the benefit of the taxable loss that SBS generates. For the fiscal years ended June 30, 2016 and 2015, SBS recorded a federal income tax benefit of $381,447 and $223,465, respectively.

Note 6 – Subsequent Events

Saturna Brokerage Services has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred between the balance sheet date and the date that the financial statements were issued that materially impacted the amounts or disclosures in the Company's financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE I)
AS OF JUNE 30, 2016

Total shareholder's equity	$	1,722,991
Less – Shareholder's equity not allowable for Net Capital		-
Total shareholder's equity qualified for Net Capital		1,722,991
Deductions and/or charges:		
Non-allowable assets		(445,489)
Net Capital before haircuts on securities positions		1,277,502
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Other securities		(138,236)
Net Capital	$	1,139,266
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from Statements of Financial Condition	$	1,339,281
Total aggregate indebtedness	$	1,339,281
Computation of basic Net Capital requirement		
Minimum Net Capital required	$	89,285
Excess Net Capital	$	1,049,981
Ratio: Aggregate Indebtedness to Net Capital		1.1756 to 1

Note: There are no material differences between the precedeing computation and the company's corresponding part II of Form X-17A-5 as of June 30, 2016

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Saturna Brokerage Services, Inc.

We have reviewed management's statement, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Saturna Brokerage Services, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which Saturna Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Saturna Brokerage Services, Inc. stated that Saturna Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Saturna Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saturna Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Bellingham, Washington
August 24, 2016


SATURNA
Brokerage
Services
Member FINRA/SIPC
A Subsidiary of Saturna Capital Corporation

1300 North State Street
Bellingham
Washington 98225
www.saturna.com/sbs

Telephone: (360) 734-1266
(800) 728-1266
Fax: (360) 734-0755

MANAGEMENT'S STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Saturna Brokerage Services, Inc. (the Company), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of June 30, 2016 and during the period from July 1, 2015 through June 30, 2016. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Saturna Brokerage Services, Inc.




Jane Carten, President — Date




James Gibson, Chief Financial Officer — Date

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036558 FINRA JUN
SATURNA BROKERAGE SERVICES INC
ATTN JAMES GIBSON
1300 N STATE ST
BELLINGHAM WA 98225-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SATURNA BROKERAGE SERVICES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 17 day of AUGUST, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2015
and ending 6/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,875,830
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,782,572
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	217,242
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	17,279
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	~~7,017,093~~
Total deductions	7,017,093
2d. SIPC Net Operating Revenues	$ <141,263>
2e. General Assessment @ .0025	$ -0- (to page 1, line 2.A.)



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures for

Saturna Brokerage Services, Inc.

(A Wholly Owned Subsidiary of Saturna Capital Corporation, Inc.)

June 30, 2016

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder
Saturna Brokerage Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. We were unable to compare the listed assessment payments in Form SIP-7 with respective cash disbursement records consisting of copies of cancelled checks as the Company's SIPC Net Operating Revenues were negative and there were no required SIPC payments during the year;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2016 with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company noting no adjustments reported in either Form SIPC-7 or supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Bellingham, Washington
August 24, 2016

Statement Regarding Independent Public Accountant Under Rule 17a-5(f)(2)

Report Dated June 30, 2016

REGISTRANT:

Name of Broker/Dealer: Saturna Brokerage Services

Address: 1300 N. State Street
Bellingham, WA 98225

Telephone Number: 360-734-9900

SEC Registration Number: 8-36588

FINRA Registration Number: 18437

INDEPENDENT PUBLIC ACCOUNTANT:

Name of Accountant: Moss Adams, LLP

Address: 999 Third Avenue
Suite 2800
Seattle, WA 98104

Telephone Number: 206-302-6500

Accountant's State Registration Number: 0064

This Statement Regarding Independent Public Accountant is being filed by Saturna Brokerage Services ("Registrant") in compliance with Rule 17a-5(f)(2) under the Securities Exchange Act of 1934, as amended (the "Act"). The Registrant has engaged Moss Adams, LLP ("Accountant"), as its independent public accountant for the period of July 1, 2015 through June 30, 2016, which is the Registrant's fiscal year ended June 30, 2016. This engagement is of a continuing nature.

Pursuant to the terms of the engagement, the Accountant has undertaken to prepare the reports and take such other actions as enumerated in paragraphs (g)(1) and (g)(2) of Rule 17a-5.

Saturna Brokerage Services



By: James Gibson
Its: CFO

8-24-2016
Date


ATURNA
Brokerage
Services
Member: FINRA/SIPC
A Subsidiary of Saturna Capital Corporation

1300 North State Street
Bellingham
Washington 98225

www.saturna.com/sbs

Telephone: (360) 734-1266
(800) 728-1266
Fax: (360) 734-0755

August 24, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F St. NE
Washington, DC 20549

RE: SATURNA BROKERAGE SERVICES, INC.
CRD #18437
Annual Audited Financials, Form X-17A-5, Part III

Dear Madam or Sir:

Enclosed is a copy of the Audited Financial Statements for the fiscal year ended June 30, 2016, which incorporates the Report of Independent Certified Public Accountants and the review report on management's statements regarding compliance with certain exemption provisions under Rule 15c3-3 of the Securities Exchange Act of 1934, from independent auditors Moss Adams, LLP. Also included are Form X-17A-5 and a copy of the SIPC Supplemental Report.

For questions or comments regarding this matter, please contact me at (360) 734-9900 Ext. 301 or by e-mail at jsg@saturna.com.

Sincerely,

James Gibson
CFO